

October 31, 2013

Via E-mail
Steven K. Richey
Chief Executive Officer
4Cable TV International, Inc.
1248 Highway 501
Conway, South Carolina 29526

> **Re:** **4Cable TV International, Inc.**
> **Current Report on Form 8-K**
> **Filed October 4, 2013**
> **File No. 0-53983**

Dear Mr. Richey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background, page 5

1. You describe yourself as "a specialty solutions provider for the cable television sector including repair, upgrading, and testing" and as providing "service and customized solutions," yet on page 6 you mention only that you generate revenue through the sales of your products. Please revise to clarify whether repair and servicing, etc., are separate activities or sources of income apart from product sales.

Industry, page 6

2. Provide us with copies of any reports and industry analysis that you cite or upon which you rely. In this regard we note the claims on page 6 referring to Cable Spotlight Magazine and NCTA. Please provide us with marked copies of any

materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

3.   In your table on page 7, there appears to be a footnote reference regarding Cox Communications and Bright House Networks, but no footnote has been included. Please revise or advise.

Our Market, page 7

4.   We note your disclosure regarding the difficulties that smaller cable operators may have in affording the up-front costs of your products. Since these smaller companies appear to be one of your primary target markets, please revise to include a risk factor regarding this matter or tell us why you believe it is not a material risk. We also note the statement on page 9 that which appears to conflict with the statement on page 7. Please revise to clarify.

Competition, page 9

5.   You state that you are able to offer your products "at a significant pricing advantage," even as much as 50% less than the competition. Please revise to provide greater clarity regarding the basis for this statement, i.e., how you are able to do so while still achieving a 100% margin.

Comparison of the Six Months Ended June 30, 2013 and 2012, page 21
Operating Income (loss), page 21

6.   Please clarify what is meant by "the new business plan."

Directors and Executive Officers, page 27

7.   Please revise the biographical sketches to disclose when each individual began working in their current position for 4Cable TV Inc., including the time prior to the exchange agreement. For example, clarify what position Steven Richey had with the company from 2005 to 2013.

8.   Please revise to clarify the business activities, if any, of each person during the past five years.

Committees of the Board, page 29

9.   Please clarify what is meant by "the change in the Board of Directors" at the top of page 30.

Steven K. Richey
4Cable TV International, Inc.
October 31, 2013
Page 3

10.   Please revise to include Exhibit 21, List of Subsidiaries, as an exhibit to your filing.

Notes to Financial Statements – December 31, 2012

Product Warranties, page F-7

11.   We note that you do not make a provision for warranty claims. Please clarify, if true, that your sales of equipment to your customers come with no obligation on your part to replace malfunctioning equipment or repair defects. Refer to ASC 460-10-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director